SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                  FORM N-8A

                         NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF
                      THE INVESTMENT COMPANY ACT OF 1940


          The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such Notification of Registration submits the following information:


     Name:     THE PACIFIC CORPORATE GROUP PRIVATE EQUITY FUND

     Address of Principal Business Office (No. & Street, City, State, and Zip
     Code):

               c/o Pacific Corporate Group, Inc.
               1200 Prospect Street, Suite 200
               La Jolla, California  92037

     Telephone Number (including area code): (619) 456-6000

     Name and Address of Agent for Service of Process:

               The Corporation Trust Company
               Corporation Trust Center
               1209 Orange Street
               Wilmington, Delaware  19801

     Check Appropriate Box:

               Registrant  is filing  a  Registration Statement  pursuant  to
               Section  8(b)   of  the   Investment  Company   Act  of   1940
               concurrently with the filing of Form N-8A:


               YES  / /                           NO  /x/

ITEM 1.   Exact name of registrant.

          The exact name of registrant is The Pacific Corporate Group Private Equity Fund.

ITEM 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

          Registrant was organized under the laws of the State of Delaware on the 29th day of July, 1997.

ITEM 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

          Registrant is a Business Trust.

ITEM 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

          Registrant is a management company.

ITEM 5.   If registrant is a management company:

     (A) state whether registrant is a "closed-end" company or an "open-end" company;

          Registrant is a closed-end company.

     (B) state whether registrant is registering as a "diversified" company or a "non-diversified" company.

          Registrant is registering as a non-diversified company.

ITEM 6.   Name and address of each investment adviser of registrant.

          The registrant's investment adviser is Pacific Corporate Group, Inc. ("PCG"). The address of PCG's administrative offices is 1200 Prospect Street, Suite 200, La Jolla, California 92037.

ITEM 7. If registrant is an investment company having a board of trustees, state the name and address of each officer and trustee of registrant.

          The registrant is a Delaware business trust with a board of trustees.

Christopher J. Bower              Individual Trustee; President     Pacific Corp. Group, Inc.
                                                                    1200 Prospect Street
                                                                    Suite 200
                                                                    La Jolla, CA  92037

Harry G. Bubb                     Individual Trustee                Pacific Corp. Group, Inc.
                                                                    1200 Prospect Street
                                                                    Suite 200
                                                                    La Jolla, CA  92037

Alan C. Shapiro                   Individual Trustee                Pacific Corp. Group, Inc.
                                                                    1200 Prospect Street
                                                                    Suite 200
                                                                    La Jolla, CA  92037

Pacific Corporate Group, Inc.     Adviser Trustee                   1200 Prospect Street
                                                                    Suite 200
                                                                    La Jolla, CA  92037

Philip M. Posner                  Treasurer                         Pacific Corp. Group, Inc.
                                                                    1200 Prospect Street
                                                                    Suite 200
                                                                    La Jolla, CA  92037

Kelly K. DePonte                  Secretary                         Pacific Corp. Group, Inc.
                                                                    1200 Prospect Street
                                                                    Suite 200
                                                                    La Jolla, CA  92037

Michael Russell                   Assistant Secretary               Pacific Corp. Group, Inc.
                                                                    1200 Prospect Street
                                                                    Suite 200
                                                                    La Jolla, CA  92037


ITEM 8. If registrant is an unincorporated investment company not having a board of directors:

          (A)  state the name and address of each sponsor of registrant;

          Not applicable.

          (B) state the name and address of each officer and director of each sponsor of registrant;

          Not applicable.

          (C) state the name and address of each trustee and each custodian of registrant.

          Not applicable.

ITEM 9. (A) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

          No.

          (B) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

          Not applicable.

          (C) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable" state whether registrant presently proposes to make a public offering of its securities (yes or no).

          No.

          (D) State whether registrant has any securities currently issued and outstanding.

          Registrant  currently has  no  securities issued  and  outstanding.
          Registrant  expects  to close  a  private  placement of  shares  of beneficial interest on or about February 9, 1998. Registrant expects that there will be in excess of 100 beneficial owners of such securities.

          (E) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

          Not applicable.

ITEM 10.  State the current value of registrant's total assets.

          The Registrant currently has no material assets.

ITEM 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

          No.

ITEM 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

          Not applicable.


                                  SIGNATURES


          Form of signature if registrant is an investment company having a board of directors:

          Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of La Jolla and State of California on the 6th day of February, 1998.


                        Signature: THE PACIFIC CORPORATE GROUP PRIVATE EQUITY
                                   FUND



                         By: /s/ Christopher J. Bower
                             ------------------------------
                             Christopher J. Bower
                             President
     Attest:



     /s/ Kelly K. DePonte
     ------------------------------
     Kelly K. DePonte
     Secretary